Exhibit 99.1

REPSOL OIL & GAS CANADA INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
(millions of US$)	2016	2015

Assets
Current
Cash and cash equivalents	75	98
Accounts receivable	340	372
Income and other taxes receivable	65	67
Amount due from related party (note 10)	53	334
Inventories	99	103
Prepaid expenses	13	25
	645	999
Other assets (note 6)	183	184
Investments (note 5)	411	392
Goodwill	274	274
Property, plant and equipment (note 7)	7,051	7,289
Exploration and evaluation assets (note 7)	1,642	1,664
Deferred tax assets	1,380	1,219
	10,941	11,022
Total assets	11,586	12,021

Liabilities
Current
Bank indebtedness	3	7
Accounts payable and accrued liabilities	764	884
Obligation to fund equity investee (note 5)	497	571
Income and other taxes payable	43	65
Loans from joint ventures (note 5)	48	14
Current portion of long-term debt (note 10)	7	156
	1,362	1,697
Decommissioning liabilities (note 8)	845	755
Other long-term obligations (note 11)	277	233
Loans from related parties (note 10)	1,925	1,007
Obligation to fund equity investee (note 5)	111	56
Long-term debt (note 10)	1,448	2,111
Deferred tax liabilities	554	613
	5,160	4,775

Contingencies and commitments (note 14)

Shareholder’s equity
Common shares (note 12)	3,492	3,492
Contributed surplus	86	86
Retained earnings	786	1,271
Accumulated other comprehensive income	700	700
	5,064	5,549
Total liabilities and shareholder’s equity	11,586	12,021

See accompanying notes.

Condensed Consolidated Statements of Loss

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2016	2015	2016	2015

Revenue
Sales	430	617	834	1,221
Other income (note 15)	25	41	70	81
Loss from joint ventures, after tax (note 5)	(140)	(107)	(122)	(314)
Total revenue and other income	315	551	782	988

Expenses
Operating	171	193	351	444
Transportation	41	40	83	90
General and administrative	58	83	121	167
Depreciation, depletion and amortization	309	379	623	790
Impairment, net of reversals	—	—	—	48
Dry hole	1	—	13	13
Exploration	33	98	62	122
Finance costs (note 9)	47	79	101	163
Share-based payments recovery	—	(19)	—	(24)
(Gain) loss on held-for-trading financial instruments	—	131	—	(62)
Loss on disposals	7	4	7	9
Other, net (note 16)	4	130	27	146
Total expenses	671	1,118	1,388	1,906
Loss from continuing operations before taxes	(356)	(567)	(606)	(918)
Income taxes (note 17)
Current income tax	35	65	75	135
Deferred income tax (recovery)	(85)	256	(230)	232
	(50)	321	(155)	367
Net loss from continuing operations	(306)	(888)	(451)	(1,285)

Discontinued operations
Net loss from discontinued operations (note 4)	—	(364)	—	(406)
Net loss	(306)	(1,252)	(451)	(1,691)

Per common share (US$):
Net loss from continuing operations	(0.17)	(0.85)	(0.25)	(1.24)
Net loss from discontinued operations	—	(0.35)	—	(0.39)
Net loss	(0.17)	(1.20)	(0.25)	(1.63)
Diluted net loss from continuing operations	(0.17)	(0.89)	(0.25)	(1.28)
Diluted net loss from discontinued operations	—	(0.35)	—	(0.39)
Diluted net loss	(0.17)	(1.24)	(0.25)	(1.67)
Weighted average number of common shares outstanding (millions)
Basic	1,830	1,041	1,830	1,037
Diluted	1,830	1,041	1,830	1,037

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2016	2015	2016	2015

Net loss	(306)	(1,252)	(451)	(1,691)

Remeasurements relating to pension and other post-employment benefit plans[1]	(3)	9	(5)	11
Share of remeasurements relating to pension and other post-employment benefit plans from joint ventures[2] (note 5)	(20)	—	(29)	—
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	(23)	9	(34)	11
Comprehensive loss	(329)	(1,243)	(485)	(1,680)

(1)  For the three and six months ended June 30, 2016, amount is net of tax of $1 million and $2 million respectively (2015 - $nil and $nil respectively).

(2)  For the three and six months ended June 30, 2016, amount is net of tax of $nil and $nil respectively.

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2016	2015	2016	2015

Common shares (note 12)
Balance at beginning of period	3,492	1,794	3,492	1,738
Converted from preferred shares	—	195	—	195
Shares purchased and held in trust for long-term PSU plan	—	—	—	(30)
Shares in trust sold on open market	—	3	—	3
Shares released from trust for long-term PSU plan	—	—	—	86
Balance at end of period	3,492	1,992	3,492	1,992

Contributed surplus
Balance at beginning of period	86	95	86	176
Preferred shares conversion difference	—	(4)	—	(4)
Settlement of long-term PSU plan grant	—	(18)	—	(104)
Share-based payments	—	13	—	18
Balance at end of period	86	86	86	86

Retained earnings
Balance at beginning of period	1,115	4,050	1,271	4,489
Net loss	(306)	(1,252)	(451)	(1,691)
Remeasurements of employee benefit plans transferred to retained earnings	(3)	9	(5)	11
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	(20)	—	(29)	—
Common share dividends	—	(117)	—	(117)
Preferred share dividends	—	—	—	(2)
Balance at end of period	786	2,690	786	2,690

Accumulated other comprehensive income
Balance at beginning of period	700	811	700	811
Other comprehensive income (loss)	(23)	9	(34)	11
Remeasurements of employee benefit plans transferred to retained earnings	3	(9)	5	(11)
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	20	—	29	—
Balance at end of period	700	811	700	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2016	2015	2016	2015

Operating activities
Net loss from continuing operations	(306)	(888)	(451)	(1,285)
Add: Finance costs (cash and non-cash) (note 9)	47	79	101	163
Items not involving cash (note 18)	354	1,732	488	2,699
	95	923	138	1,577
Changes in non-cash working capital	(132)	113	(38)	23
Cash provided by (used in) operating activities from continuing operations	(37)	1,036	100	1,600

Investing activities
Capital expenditures
Exploration, development and other	(62)	(224)	(226)	(496)
Property acquisitions and extension	(62)	(8)	(62)	(8)
Proceeds on dispostions net of payments	(8)	—	(10)	—
Investment in joint ventures (note 5)	(125)	(199)	(183)	(362)
Changes in non-cash working capital	62	(39)	(35)	(228)
Cash used in investing activities from continuing operations	(195)	(470)	(516)	(1,094)

Financing activities
Long-term debt repaid (note 10)	(3)	(1,209)	(751)	(1,558)
Long-term debt issued (note 10)	—	—	—	452
Loans from joint ventures (note 5)	19	39	34	59
Loans from related parties (note 10)	309	831	918	831
Amount due from related parties (note 10)	(53)	—	281	—
Common shares purchased (note 12)	—	—	—	(30)
Common shares held in trust sold (note 12)	—	3	—	3
Finance costs (cash)	(37)	(72)	(81)	(150)
Common share dividends	—	(117)	—	(117)
Preferred share dividends	—	—	—	(2)
Deferred credits and other	(2)	(23)	(7)	(30)
Changes in non-cash working capital	1	(9)	3	10
Cash provided by (used in) financing activities from continuing operations	234	(557)	397	(532)
Effect of translation on foreign currency cash and cash equivalents	1	2	—	1
Cash used in operating activities from discontinued operations (note 4)	—	(16)	—	(24)
Cash used in investing activities from discontinued operations (note 4)	—	(9)	—	(37)
Net increase (decrease) in cash and cash equivalents	3	(14)	(19)	(86)
Cash and cash equivalents net of bank indebtedness, beginning of period	69	181	91	253
Cash and cash equivalents net of bank indebtedness, end of period	72	167	72	167

Cash and cash equivalents	75	168	75	168
Bank indebtedness	(3)	(5)	(3)	(5)
Cash and cash equivalents from discontinued operations (note 4)	—	4	—	4
Cash and cash equivalents net of bank indebtedness, end of period	72	167	72	167

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

On January 1, 2016, the Articles of the Company were amended to change the name of the Company from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc. (“ROGCI” or “the Company”).

ROGCI is a company incorporated under the Canada Business Corporations Act and domiciled in Alberta, Canada. The Company’s common shares are wholly owned by a subsidiary of its ultimate parent Repsol S.A (“Repsol”). Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2016 were approved by the Audit Committee on July 28, 2016.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Loss.

Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated as a result of the sale of substantially all assets and liabilities of the Norwegian operations on September 1, 2015.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

4. DISCONTINUED OPERATIONS

On September 1, 2015, the Company completed the sale of substantially all of the assets and liabilities of its Norwegian operations (the “Disposal Group”), to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital.

Operating results related to the Disposal Group have been included in net loss from discontinued operations in the interim condensed Consolidated Statements of Loss for the period of ownership. Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated.

Net loss from discontinued operations reported on the condensed Consolidated Statements of Loss is composed of the following:

	Three months ended June 30, 2015	Six months ended June 30, 2015
Revenue	83	144
Expenses	(289)	(401)
	(206)	(257)
Loss on remeasurement of discontinued operations	(472)	(472)
Loss from discontinued operations before taxes	(678)	(729)
Income taxes
Current income tax recovery	(6)	(7)
Deferred income tax recovery	(308)	(316)
Net loss from discontinued operations	(364)	(406)

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

	Three months ended June 30, 2015	Six months ended June 30, 2015
Operating	(16)	(24)
Investing	(9)	(37)
Cash flows from discontinued operations	(25)	(61)

5. INVESTMENTS

	June 30, 2016	December 31, 2015
Investments in Joint Ventures
Equity investment in Equion Energía Limited (Equion)	331	318
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	46	40
	80	74
	411	392

	June 30, 2016	December 31, 2015
Obligation to Fund Equity Investee[1]
Equity investment in Repsol Sinopec Resources UK (“RSRUK”)[2]	(608)	(627)

(1)   The Company’s planned equity funding for the next 12 months is $497 million net (December 31, 2015 - $571 million). The remaining $111 million (December 31, 2015 - $56 million) is classified as a long-term obligation.

(2)   Formerly Talisman Sinopec Energy (UK) Limited (“TSEUK”).

Investments in Joint Ventures

Equion Joint Venture

The Company has 49% interest in the ownership and voting rights of Equion and is one of two shareholders in this strategic corporate joint venture. The movement in the investment in Equion joint venture during the period is as follows:

	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	318	523
Share of net income (loss) and comprehensive income (loss)	13	(65)
Dividend declared by Equion[1]	—	(93)
Impairment	—	(47)
Balance, end of period	331	318

(1)   Settled through a reduction in the loan payable to Equion, which is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

RSRUK Joint Venture

The Company has a 51% interest in the ownership and voting rights of RSRUK and is one of two shareholders in the corporate joint venture. The movement in the investment in the RSRUK joint venture during the period is as follows:

	Six months ended June 30, 2016	Year ended December 31, 2015

Balance, beginning of period	(627)	(186)
Investment in RSRUK	183	1,094
Loan to RSRUK, net of repayments and settlements	—	(514)
Share of net loss and comprehensive loss	(164)	(1,021)
Balance, end of period	(608)	(627)

Summarized Financial Information of Joint Ventures

The summarized financial information presented below represents the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate, reconciled to the carrying amount of the Company’s interests in joint ventures, which are accounted for using the equity method. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of RSRUK have been adjusted with respect to asset impairments, deferred tax assets and provisions.

	June 30, 2016				December 31, 2015
Summarized Balance Sheets	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash and cash equivalents	38	101	139	20	108	128
Current assets	241	172	413	275	140	415
Loans receivable from shareholders	—	99	99	—	29	29
Non-current assets	4,042	711	4,753	3,957	836	4,793
Total assets	4,321	1,083	5,404	4,252	1,113	5,365
Current liabilities	568	181	749	655	184	839
Decommissioning liabilities	5,034	17	5,051	4,952	19	4,971
Non-current liabilities	63	173	236	26	224	250
Total liabilities	5,665	371	6,036	5,633	427	6,060
Net assets (liabilities)	(1,344)	712	(632)	(1,381)	686	(695)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net assets (liabilities)	(685)	349	(336)	(704)	336	(368)
Goodwill	77	162	239	77	162	239
	(608)	511	(97)	(627)	498	(129)
Accumulated impairment on investment	—	(180)	(180)	—	(180)	(180)
ROGCI’s investment (obligation to fund)	(608)	331	(277)	(627)	318	(309)

(1) Balances represent respective entity’s 100% share.

	Three months ended June 30, 2016			Three months ended June 30, 2015
Summarized Statements of Income (Loss)	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Revenue	164	103	267	217	129	346

Operating	175	13	188	216	21	237
Transportation	3	10	13	5	9	14
General and administrative	4	—	4	21	—	21
Depreciation, depletion and amortization	80	68	148	112	84	196
Exploration expense	2	—	2	1	—	1
Finance costs	54	1	55	39	—	39
Impairment	7	—	7	260	—	260
Other	21	—	21	(12)	(8)	(20)
Income (loss) before tax	(182)	11	(171)	(425)	23	(402)
Current income tax expense (recovery)	(15)	22	7	(22)	20	(2)
Deferred income tax expense (recovery)	137	(41)	96	(178)	(13)	(191)
Net income (loss)	(304)	30	(274)	(225)	16	(209)
Other comprehensive loss	(39)	—	(39)	—	—	—
Comprehensive income (loss)	(343)	30	(313)	(225)	16	(209)
ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of income (loss)	(155)	15	(140)	(115)	8	(107)
ROGCI’s share of other comprehensive loss	(20)	—	(20)	—	—	—
ROGCI’s share of comprehensive income (loss)	(175)	15	(160)	(115)	8	(107)

(1)   Balances represent respective entity’s 100% share.

	Six months ended June 30, 2016			Six months ended June 30, 2015
Summarized Statements of Income (Loss)	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Revenue	319	193	512	390	230	620

Operating	356	24	380	477	39	516
Transportation	9	21	30	11	16	27
General and administrative	(18)	—	(18)	41	—	41
Restructuring costs	—	—	—	5	—	5
Depreciation, depletion and amortization	155	135	290	284	151	435
Exploration expense	4	—	4	2	—	2
Finance costs	107	1	108	78	1	79
Impairment	11	—	11	260	—	260
Other	14	8	22	47	3	50
Income (loss) before tax	(319)	4	(315)	(815)	20	(795)
Current income tax expense (recovery)	(41)	32	(9)	(52)	16	(36)
Deferred income tax recovery	(13)	(54)	(67)	(134)	(10)	(144)
Net income (loss)	(265)	26	(239)	(629)	14	(615)
Other comprehensive loss	(56)	—	(56)	—	—	—
Comprehensive income (loss)	(321)	26	(295)	(629)	14	(615)
ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of income (loss)	(135)	13	(122)	(321)	7	(314)
ROGCI’s share of other comprehensive loss	(29)	—	(29)	—	—	—
ROGCI’s share of comprehensive income (loss)	(164)	13	(151)	(321)	7	(314)

(1)   Balances represent respective entity’s 100% share.

	Three months ended June 30, 2016			Three months ended June 30, 2015
Summarized Statements of Cash Flows	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash provided by (used in) operating activities	(89)	50	(39)	(174)	(30)	(204)
Cash used in investing activities	(124)	(48)	(172)	(229)	(102)	(331)
Cash provided by financing activities	242	—	242	389	—	389

(1)  Balances represent respective entity’s 100% share.

	Six months ended June 30, 2016			Six months ended June 30, 2015
Summarized Statements of Cash Flows	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash provided by (used in) operating activities	(186)	84	(102)	(248)	150	(98)
Cash used in investing activities	(151)	(91)	(242)	(475)	(212)	(687)
Cash provided by financing activities	355	—	355	709	—	709

(1)  Balances represent respective entity’s 100% share.

RSRUK Joint Venture

As at June 30, 2016, the investment balance in the RSRUK joint venture was negative $608 million. Based on anticipated funding requirements in the next 12 months, the Company has recorded $497 million as a current obligation.  The obligation to fund RSRUK, in proportion of its shareholding, arises from the Company’s past practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund RSRUK’s decommissioning obligation if RSRUK is unable to, and the shareholders of RSRUK have provided equity funding facilities to RSRUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

In June 2015, the shareholders of RSRUK provided an equity funding facility of $1.7 billion, of which the Company is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of RSRUK. This facility is effective from July 1, 2015 and expires on December 31, 2016. During the three and six month periods ended June 30, 2016, the shareholders of RSRUK agreed to subscribe for common shares of RSRUK in the amount of $245 million and $360 million under this facility, respectively, of which the Company’s share was $125 million and $183 million, respectively.

The shareholders of RSRUK have provided an unsecured loan facility totaling $2.4 billion to RSRUK, of which the Company is committed to $1.2 billion, for the purpose of funding capital expenditures of RSRUK. There was no loan balance outstanding as at June 30, 2016.

RSRUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 13.

Equion Joint Venture

The loan due to Equion of $48 million (December 31, 2015 - $14 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of RSRUK and Equion, and the timing of those payments, since December 31, 2015.

6. OTHER ASSETS

	June 30, 2016	December 31, 2015
Accrued pension asset	3	4
Decommissioning sinking fund	92	85
Transportation rights[1]	79	84
Other	9	11
Total	183	184

(1)         Net of $29 million accumulated depreciation (December 31, 2015 - $24 million).

7. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2014	23,216	5,468	28,684

Acquisitions	—	31	31
Additions	901	198	1,099
Disposals and derecognition	(4,665)	(2,247)	(6,912)
Transfers from E&E assets to PP&E	40	(40)	—
Change in decommissioning liabilities	99	3	102
Expensed to dry hole[1]	—	(21)	(21)

At December 31, 2015	19,591	3,392	22,983

Acquisitions and extension	66	1	67
Additions	186	38	224
Disposals and derecognition	(407)	—	(407)
Transfers from E&E assets to PP&E	44	(44)	—
Change in decommissioning liabilities	165	(4)	161
Expensed to dry hole	—	(13)	(13)

At June 30, 2016	19,645	3,370	23,015

Accumulated DD&A
At December 31, 2014	14,152	2,924	17,076

Charge for the year[1]	1,617	—	1,617
Disposals and derecognition	(4,119)	(2,173)	(6,292)
Impairment, net of reversals[1]	652	977	1,629

At December 31, 2015	12,302	1,728	14,030

Charge for the period	622	—	622
Disposals and derecognition	(330)	—	(330)

At June 30, 2016	12,594	1,728	14,322

Net book value
At June 30, 2016	7,051	1,642	8,693
At December 31, 2015	7,289	1,664	8,953
At December 31, 2014	9,064	2,544	11,608

(1)    Balances include $6 million in dry hole expense, $86 million in DD&A, and $153 million in impairment expense related to discontinued operations in Norway, respectively.

On April 6, 2016, a Production Sharing Contract (“PSC”) in Malaysia was extended to December 31, 2027. As a result, the Company agreed to $180 million in additional minimum work commitments (note 14) and recognized an additional $160 million decommissioning liability (note 8). In addition, the Company committed to pay a lease extension payment of $60 million in various tranches until 2020 of which $29 million and $23 million, respectively, were included in accounts payable and other long-term obligations (note 11) on the interim condensed Consolidated Balance Sheets as at June 30, 2016.

In April 2016, the Company paid $8 million to dispose of net assets in Australia/Timor-Leste which resulted in a loss of $7 million.

8. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	796	1,928
Liabilities incurred during the period	168	47
Liabilities settled during the period	(14)	(84)
Accretion expense	20	48
Revisions in estimated cash flows	(3)	(201)
Change in discount rate	—	256
Disposals	(86)	(1,198)
Balance, end of period	881	796
Expected to be settled within one year	36	41
Expected to be settled in more than one year	845	755
	881	796

During the three months ended June 30, 2016, the Company recognized an additional $160 million decommissioning liability as a result of a PSC extension in Malaysia. In addition, $86 million of decommissioning liability was disposed of as a result of the asset sale in Australia/Timor-Leste (note 7). The provision has been discounted using a weighted average credit-adjusted nominal rate of 4.8% at June 30, 2016 (December 31, 2015 — 4.8%).

9. FINANCE COSTS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Interest on long-term debt	22	64	56	130
Miscellaneous interest expense and other fees	15	8	25	20
Accretion expense	10	7	20	13
	47	79	101	163

10. LONG-TERM DEBT

	June 30, 2016	December 31, 2015

Tangguh Project Financing	34	37
Debentures and Notes (Unsecured)
US$ denominated	1,085	1,860
UK£ denominated (UK£ million)	336	370
Gross debt	1,455	2,267
Less: current portion	(7)	(156)
Long-term debt	1,448	2,111

	June 30, 2016	December 31, 2015
Loans from Related Parties	1,925	1,007

During the six month period ended June 30, 2016, the Company repaid debt of $751 million, including $150 million of 8.5% notes due in March 2016, $598 million of USD senior notes and debentures redeemed and repurchased, and $3 million of Tangguh project financing loan. The current liability consists of $7 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

On May 25, 2016, the Company cancelled unsecured credit facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019, both of which the Company had not drawn on since May 2015. As a result of the cancellation, the Company no longer has the principal financial covenant of a debt-to-cash flow ratio of less than 3.5:1.

Debentures and Notes

On March 23, 2016, the Company announced a cash tender offer to purchase any and all principal amount of the Company’s outstanding 7.75% Senior Notes due 2019, 3.75% Senior Notes due 2021, 7.25% Debentures due 2027, 5.75% Senior Notes due 2035, 5.85% Senior Notes due 2037, 6.25% Senior Notes due 2038, and 5.50% Senior Notes due 2042 (collectively, the “Securities”). The principal amount tendered and accepted was as follows:

Title of Security	Principal Prior to Tender Offer	Principal Amount Tendered & Accepted	Principal Amount Outstanding
7.75% Senior Notes due 2019	571	207	364
3.75% Senior Notes due 2021	576	335	241
7.25% Debentures due 2027	57	3	54
5.75% Senior Notes due 2035	98	8	90
5.85% Senior Notes due 2037	140	9	131
6.25% Senior Notes due 2038	132	13	119
5.50% Senior Notes due 2042	123	26	97
Total	1,697	601	1,096

On March 31, 2016, the Company paid the consenting note holders an aggregate of approximately $580 million in cash (including $572 million principal and $8 million accrued interest).

In addition, in January 2016, the Company also redeemed for retirement $24 million of the 3.75% Senior Notes due 2021, $2 million of the 7.75% Senior Notes due 2019, and $4 million of the 5.5% Senior Notes due 2042 for total payment of $27 million (including $26 million principal and $1 million accrued interest).

The above discussed tender offer and redemption of outstanding senior notes resulted in a gain of $26 million (net of $7 million financing and bank fees), which was recognized in other income on the interim condensed Consolidated Statements of Loss.

Related Party Facilities

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria y Gestion Financiera, S.A. (“RTYGF”), a subsidiary of Repsol. Originally, the facility was to mature on May 8, 2016 and to bear an interest rate of LIBOR (1 month) plus 0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. On November 17, 2015, the interest rate in the facility agreement was amended to LIBOR (1 month) plus 1.20%. Effective June 13, 2016, the credit limit of this facility was increased to $550 million. As at June 30, 2016, there were $474 million drawings outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and six months ended June 30, 2016 was $2 million and $2 million, respectively.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. The facility limit was increased to $2.8 billion on December 9, 2015. At June 30, 2016, the Company had $1.5 billion outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and six month periods ended June 30, 2016 was $7 million and $10 million, respectively.

On December 22, 2015, the Company and RERCI entered into a subscription agreement which provides for the capitalization of the Company’s balances owing under this revolving facility. The Board of Directors of the Company authorized the issuance of up to an aggregate of $2.6 billion in common shares of the Company (1,361,256,544 common shares at $1.91 per share), to be settled by RERCI contributing receivables owing from the Company under this revolving facility. As at June 30, 2016, $1.1 billion drawings remained available under the subscription agreement.

On June 8, 2016, Talisman Energy USA Inc. (“TEUSA”), a subsidiary of the Company, entered into a $125 million revolving facility with Repsol USA Holdings Corporation (“RUSA”), a subsidiary of Repsol. The facility matures on June 8, 2017 and bears an interest rate of LIBOR (6 month) plus 1.70%. TEUSA also provides RUSA an $85 million supplementary revolving facility, with interest rate of LIBOR (1 month). As at June 30, 2016, there were no drawings outstanding under the primary facility. Instead, RUSA had a balance of $53 million payable to TEUSA under the supplemental facility. Interest income related to the facility recognized by the Company during the three months ended June 30, 2016 was less than $1 million.

11. OTHER LONG-TERM OBLIGATIONS

	June 30, 2016	December 31, 2015
Accrued pension and other post-employment benefits liabilities	98	86
Deferred credits	31	22
Long-term portion of discounted obligations under finance leases	27	31
Onerous lease contracts	27	27
Long-term lease extension payment (note 7)	23	—
Other	71	67
	277	233

The fair value of financial liabilities included above approximates the carrying amount.

12. SHARE CAPITAL

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

On May 8, 2015, Repsol acquired all outstanding common and preferred shares of the Company.

On December 29, 2015, RERCI, a subsidiary of the Company’s parent Repsol, subscribed for $1.5 billion in the Company’s common shares (785,340,314 common shares at $1.91 per share), which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 10).

Subsequent to December 31, 2015, there were no activities relating to the Company’s common shares.

	Year ended December 31, 2015
Continuity of common shares	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738
Converted from preferred shares	8,000,000	195
Shares issued as payment of loan from related parties	785,340,314	1,500
Shares previously held in trust sold on open market	323,584	3
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)
Shares released from trust for long-term PSU plan	8,110,395	86
Balance, end of period	1,829,506,342	3,492

13. FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities at June 30, 2016 consisted of cash and cash equivalents, accounts receivable, amount due from related party, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, long-term debt (including the current portion).

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of the Company’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of the Company’s long-term debt (including the current portion and loans from related parties) at June 30, 2016 was $3.4 billion (December 31, 2015 - $3.2 billion), while the carrying value was $3.4 billion (December 31, 2015 - $3.3 billion). The Company uses Level 2 inputs to estimate the fair value of the outstanding long-term debt as at June 30, 2016.

The fair values of all other financial assets and liabilities approximate their carrying values.

Currency Risk

The Company operates internationally and is therefore exposed to foreign exchange risk.  The Company’s primary exposure is from fluctuations in the US$ relative to the C$ and UK£.

The Company manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  The Company also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at June 30, 2016, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $2 million in net loss and a $2 million impact on comprehensive loss during the three month period ended June 30, 2016. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

The Company is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes the Company to short-term movements in interest rates. Borrowing at fixed rates exposes the Company to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In respect of financial instruments existing at June 30, 2016, a 1% increase in interest rates would have resulted in a $4 million increase in net loss and a $4 million impact on other comprehensive loss during the three month period ended June 30, 2016.

Credit Risk

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At June 30, 2016, approximately 75% of the Company’s accounts receivable was current and the largest single counterparty exposure, accounting for 5% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk

The Company is exposed to liquidity risk, which it mitigates through its management of cash, debt, and its capital program.

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by integrating funding from subsidiaries of its ultimate parent, Repsol. During 2015 and 2016, the Company entered into three revolving facilities with subsidiaries of its ultimate parent, Repsol, with total borrowing limit of $3.5 billion (note 10). As at June 30, 2016, a total of $1.9 billion drawings were outstanding under these facilities (note 10). The subscription agreement underlying the revolving facility provides for the capitalization of the Company’s balances owing (note 10).

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2016, the Company had $0.2 billion letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations.  The Company also guaranteed $0.8 billion demand letters of credit issued under RSRUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK. In addition, there were $86 million letters of credit issued under Repsol’s facilities on behalf of the Company’s subsidiaries.

RSRUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under DSAs. At the commencement of the joint venture, Addax Petroleum UK Limited (“Addax”) assumed 49% of the decommissioning obligations of RSRUK. Addax’s parent company, China Petrochemical Corporation, has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. RSRUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. As of June 30, 2016, only two DSAs were still required to be negotiated on a post-tax basis. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, RSRUK’s tax relief is capped at $1.8 billion, representing corporate income taxes paid and recoverable since 2002 translated into US dollars.

At June 30, 2016, RSRUK has $3.0 billion of demand shared facilities in place under which letters of credit of $1.5 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of RSRUK.

At June 30, 2016, the Company’s share of RSRUK’s total recorded decommissioning liabilities was $2.6 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available and the cost of that capacity are influenced by the Company’s investment-grade credit rating.

The Company’s obligation to fund RSRUK, in proportion of its shareholding, arises from the Company’s past practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund RSRUK’s decommissioning obligation if RSRUK is unable to, and the shareholders of RSRUK have provided equity funding facilities to RSRUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

Commodity Price Risk

The Company is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. In prior years, the Company entered into derivative instruments to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

In 2015, the Company liquidated substantially all its contracts related to commodity price risk management. The Company has not entered into any new commodity price risk management derivative contracts subsequently.

14. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

In August 2012, a portion of the Galley pipeline, in which RSRUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, RSRUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. RSRUK delivered a proof of loss seeking recovery under the insuring agreement of $350 million. To date, the documentation delivered by RSRUK purporting to substantiate its claim does not support coverage.

On July 13, 2015, Addax and Sinopec International Petroleum Exploration and Production Corporation (“Sinopec”), filed a “Notice of Arbitration” against ROGCI and Talisman Colombia Holdco Limited (“TCHL”) in connection with the purchase of 49% of the shares of RSRUK. ROGCI and TCHL filed their response to the Notice of Arbitration on October 1, 2015. On May 25, 2016, Addax and Sinopec filed their Statement of Claim, in which they seek, in the event that their claims were confirmed in their entirety, repayment of their initial investment in RSRUK, together with any additional investment, past or future, in such company, and further for any loss of opportunity, which they estimate in a total approximate amount of $5.5 billion. The Court of Arbitration has decided, among other procedural matters, to schedule the hearing for January 29 to February 16, 2018. The Company believes the claims included in the Statement of Claim are without merit.

During the first quarter of 2016, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures.  The Company is responding to the issues raised by the AER and reviewing its permit applications back to 2010. At this time, the implications to the Company are not known.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at June 30, 2016 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the ROGCI Group companies based in Canada. To date, verification and investigation activities related to the years 2006-2012 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI has in the country. These proceedings are pending a court hearing.

Malaysia

The Company’s branches in Malaysia of Repsol Oil & Gas Malaysia Limited, formerly Talisman Malaysia Ltd. and Repsol Oil & Gas Malaysia (PM3) Limited, formerly Talisman Malaysia (PM3) Ltd., had received notifications of additional assessment from the Inland Revenue Board in respect of the years of assessment 2007, 2008 and 2011, disallowing the deduction of certain costs. The appeal was submitted to the Special Commissioners of Petroleum Income Tax (“SCPIT”). Currently the Dispute Resolution Panel of the SCPIT is working with the Company’s external legal consultants for an out of court settlement while the case is waiting to be heard.

Timor-Leste

The authorities of Timor-Leste, questioned the deduction by Talisman Resources (JPDA 06-105) Pty Limited, the Company’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Commitments

As a result of the PSC extension in Malaysia in April 2016 (note 7), the Company agreed to $180 million in additional minimum work commitments.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2015.

15. OTHER INCOME

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Pipeline and customer treating tariffs	3	11	7	26
Investment income	—	4	—	6
Interest on loan to RSRUK (note 5)	—	5	—	10
Net gain on repayment of long-term debt	—	—	26	—
Marketing and other income	22	21	37	39
	25	41	70	81

16. OTHER EXPENSES, NET

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Foreign exchange (gain) loss	(21)	27	(26)	5
Restructuring	1	23	14	35
Transaction costs[1]	—	39	—	41
Other miscellaneous	24	41	39	65
	4	130	27	146

(1) Costs incurred in relation to the acquisition of the Company by Repsol.

17. INCOME TAXES

Current Income Tax Expense

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
North America	—	3	1	(5)
Southeast Asia	34	62	72	129
North Sea	—	1	—	1
Other	1	(1)	2	10
Total	35	65	75	135

Deferred Income Tax (Recovery) Expense

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
North America	(85)	206	(178)	177
Southeast Asia	1	42	(36)	15
North Sea	—	(12)	—	24
Other	(1)	20	(16)	16
Total	(85)	256	(230)	232

18. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Depreciation, depletion and amortization	309	379	623	790
Impairment, net of reversals	—	—	—	48
Dry hole	1	—	13	13
Share-based payments recovery	—	(2)	—	—
Loss on disposals	7	4	7	9
Unrealized loss on held-for-trading financial instruments	—	955	—	1,268
Deferred income tax	(85)	256	(230)	232
Foreign exchange	(24)	29	(29)	13
Loss from joint ventures and associates, after tax	140	107	122	314
Other	6	4	(18)	12
	354	1,732	488	2,699

Other Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Cash interest paid	30	76	68	130
Cash interest received	1	1	1	1
Cash income taxes paid	53	75	88	147

19. RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2016, Repsol Canada Energy Partnership sold to Repsol Energy Canada Limited, a subsidiary of Repsol, approximately 21 and 32 billion British thermal units (“bbtu”) of natural gas for $21 million and $34 million, respectively. As at June 30, 2016, the amount included in accounts receivable as a result of these transactions was $6 million.

During the three and six month periods ended June 30, 2016, Talisman Energy USA Inc. sold to Repsol Energy North America Corporation, a subsidiary of Repsol, approximately 10 and 12 bbtu of natural gas for $22 million and $25 million, respectively. As at June 30, 2016, the amount included in accounts receivable as a result of these transactions was $8 million.

During the three and six month periods ended June 30, 2016, Talisman (Algeria) B.V. sold to Repsol Trading S.A., a subsidiary of Repsol, approximately 470,000 and 700,000  barrels of Saharan Blend Crude Oil for $21 million and $28 million, respectively.  As at June 30, 2016, amount included in accounts receivable as a result of these transactions was $11 million.

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings (Private) Limited (“Temasek”). Currently, ROGCI’s share of the sale on a daily basis is approximately 75 bbtu. The commitment matures in 2023.  As a result of the acquisition of the Company by Repsol, GSPL and Temasek became the Company’s related parties. During the three and six month periods ended June 30, 2016, the Company’s gas sales to GSPL totaled $27 million and $50 million, respectively (net the Company’s share). As at June 30, 2016, the amount included in accounts receivable as a result of this commitment was $18 million.

During the three and six month periods ended June 30, 2016, the Company incurred $5 million and $14 million reinsurance expense, respectively with Gaviota RE S.A., a subsidiary of Repsol. As at June 30, 2016, there was no payable outstanding as a result of this transaction.

Other transactions between the Company and subsidiaries of the Company’s parent, Repsol, are disclosed in note 4, note 10, and note 13. Related party transactions with joint ventures are disclosed as part of note 5.

20. SEGMENTED INFORMATION

The Company’s activities are conducted in four geographic segments: North America, Southeast Asia, the North Sea, and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and operations in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has operations in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2016	2015	2016	2015	2016	2015	2016	2015
Revenue
Sales	184	258	361	502	223	298	438	622
Other income	19	23	62	45	1	—	2	1
Income (loss) from joint ventures, after tax	—	—	—	—	—	—	—	—
Total revenue and other income	203	281	423	547	224	298	440	623
Segmented expenses
Operating	97	114	191	241	65	60	142	169
Transportation	25	23	51	51	13	13	25	28
DD&A	228	252	459	509	71	112	144	250
Impairment, net of reversals	—	—	—	—	—	—	—	48
Dry hole	1	—	13	—	—	—	—	(1)
Exploration	2	45	1	47	21	18	42	36
Other	16	80	40	109	7	21	5	23
Total segmented expenses	369	514	755	957	177	224	358	553
Segmented income (loss) from continuing operations before taxes	(166)	(233)	(332)	(410)	47	74	82	70
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
Loss on disposals
Total non-segmented expenses
Loss before taxes from continuing operations
Capital expenditure
Exploration	—	13	29	39	1	40	2	45
Development	31	120	139	292	19	25	39	63
Exploration and development	31	133	168	331	20	65	41	108
Acquisitions and extension
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			5,317	5,589			1,501	1,448
Exploration and evaluation assets			999	1,030			541	540
Amount due from related party			53	334			—	—
Goodwill			105	105			169	169
Investments in joint ventures and associates			—	—			—	—
Other			1,325	1,240			641	591
Segmented assets			7,799	8,298			2,852	2,748
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			495	485			362	282

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
1. North America
Canada	88	118	190	232
US	115	163	233	315
Total revenue and other income	203	281	423	547
Canada			2,360	2,522
US			2,957	3,067
Property, plant and equipment (5)			5,317	5,589
Canada			677	708
US			322	322
Exploration and evaluation assets (5)			999	1,030

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
2. Southeast Asia
Indonesia	137	170	270	345
Malaysia	60	80	117	168
Vietnam	24	39	41	78
Papua New Guinea	3	—	3	—
Australia	—	9	9	32
Total revenue and other income	224	298	440	623
Indonesia			860	883
Malaysia			534	361
Vietnam			82	107
Papua New Guinea			25	31
Australia			—	66
Property, plant and equipment (5)			1,501	1,448
Indonesia			50	47
Malaysia			27	31
Vietnam			200	198
Papua New Guinea			264	264
Exploration and evaluation assets (5)			541	540

(5)  Current year represents balances at June 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenue
Sales	—	—	—	—	23	61	35	97	430	617	834	1,221
Other income	—	5	—	10	5	13	6	25	25	41	70	81
Income (loss) from joint ventures, after tax	(155)	(115)	(135)	(321)	15	8	13	7	(140)	(107)	(122)	(314)
Total revenue and other income	(155)	(110)	(135)	(311)	43	82	54	129	315	551	782	988
Segmented expenses
Operating	—	—	—	—	9	19	18	34	171	193	351	444
Transportation	—	—	—	—	3	4	7	11	41	40	83	90
DD&A	—	—	—	—	10	15	20	31	309	379	623	790
Impairment, net of reversals	—	—	—	—	—	—	—	—	—	—	—	48
Dry hole	—	—	—	—	—	—	—	14	1	—	13	13
Exploration	—	20	—	20	10	15	19	19	33	98	62	122
Other	—	4	—	4	2	(2)	8	5	25	103	53	141
Total segmented expenses	—	24	—	24	34	51	72	114	580	813	1,185	1,648
Segmented income (loss) from continuing operations before taxes	(155)	(134)	(135)	(335)	9	31	(18)	15	(265)	(262)	(403)	(660)
Non-segmented expenses
General and administrative									58	83	121	167
Finance costs									47	79	101	163
Share-based payments recovery									—	(19)	—	(24)
Currency translation									(21)	27	(26)	5
(Gain) loss on held-for-trading financial instruments									—	131	—	(62)
Loss on disposals									7	4	7	9
Total non-segmented expenses									91	305	203	258
Loss before taxes from continuing operations									(356)	(567)	(606)	(918)
Capital expenditure
Exploration	—	—	—	—	5	(4)	8	9	6	49	39	93
Development	—	—	—	—	2	11	2	20	52	156	180	375
Exploration and development	—	—	—	—	7	7	10	29	58	205	219	468
Acquisitions and extension									67	8	67	8
Proceeds on dispositions									—	—	—	—
Other non-segmented									2	16	3	19
Net capital expenditures									127	229	289	495
Property, plant and equipment			—	—			233	252			7,051	7,289
Exploration and evaluation assets			—	—			102	94			1,642	1,664
Amount due from related party			—	—			—	—			53	334
Goodwill			—	—			—	—			274	274
Investments in joint ventures and associates			—	—			331	318			331	318
Other			—	14			264	293			2,230	2,138
Segmented assets			—	14			930	957			11,581	12,017
Non-segmented assets											5	4
Total assets (5)											11,586	12,021
Decommissioning liabilities (5)			—	—			24	29			881	796

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
3. North Sea
UK	—	5	—	10
Norway	—	—	—	—
Loss from RSRUK	(155)	(115)	(135)	(321)
Total revenue and other income	(155)	(110)	(135)	(311)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
4. Other
Algeria	23	54	32	78
Colombia[6]	20	28	22	51
Total revenue and other income	43	82	54	129
Algeria			167	184
Colombia			66	68
Property, plant and equipment (5)			233	252
Colombia			102	94
Exploration and evaluation assets (5)			102	94

(5)  Current year represents balances at June 30. Prior year represents balances at December 31.

(6)  Balances include after-tax equity income from Equion.

REPSOL OIL & GAS CANADA INC.

Suite 2000, 888 — 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902

E  infocanada@repsol.com

www.repsol.com/ca_en/